                                                                       EXHIBIT 4

                          GLOBAL-TECH APPLIANCES INC.

           Quarterly Report for the Three Months ended June 30, 2000


--------------------------------------------------------------------------------
Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability and cost of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its most recent Report on
Form 20-F.
--------------------------------------------------------------------------------

                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                 (Amounts expressed in United States dollars)

                                                           June 30,    March 31,
                                                             2000        2000
                                                        ------------------------
                                                        (unaudited)    (audited)
                                                             (in thousands)
                                ASSETS
Current assets:
     Cash and cash equivalents                             $ 43,842   $ 53,647
     Investment in marketable securities                     12,363     20,278
     Accounts receivable, net                                10,204      7,167
     Deposits, prepayments & other assets                     4,114      3,365
     Inventories, net                                        20,560     18,160
                                                           -------------------
         Total current assets                                91,083    102,617

Property, plant and equipment                                29,135     29,305
Construction-in-progress                                      7,817      7,320
Patents                                                          14         14
Loan to a director                                              461        461
                                                           -------------------
         Total assets                                      $128,510   $139,717
                                                           ===================


          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Short-term bank borrowings                            $      -   $      2
     Current portion of long-term bank loans                    763      1,063
     Accounts payable                                        12,333      8,734
     Advance payments from customers                             72         71
     Accrued expenses                                         3,147      3,029
     Income tax provision                                     2,571      2,505
                                                           -------------------
         Total current liabilities                           18,886     15,404
Long-term bank loans                                          1,407      1,407
                                                           -------------------
         Total liabilities                                   20,293     16,811
                                                           -------------------

Shareholders' equity:
     Preferred stock, par value $0.01; 1,000,000
       shares authorized, no shares issued                        -          -
     Common stock, par value $0.01; 50,000,000 shares
       authorized; 12,830,000 shares issued; 12,136,103
       shares outstanding as of June 30, 2000; 12,126,101
       shares outstanding as of March 31, 2000                  128        128
     Additional paid-in capital                              81,662     81,662
     Retained earnings                                       31,576     46,237
     Accumulated other comprehensive deficit                   (498)      (364)
     Less: Treasury stock, at cost: 693,897 shares as of
       June 30, 2000; 703,899 shares as of March 31, 2000    (4,651)    (4,757)
                                                           -------------------
         Total shareholders' equity                         108,217    122,906
                                                           -------------------
         Total liabilities and shareholders' equity        $128,510   $139,717
                                                           ===================

                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
      (Amounts expressed in thousands of USD, except for per share data)


                                                       Three Months Ended
                                                             June 30,
                                                   ---------------------------
                                                      2000           1999
                                                   ---------------------------
                                                   (unaudited)     (unaudited)

Net Sales                                            $ 22,711     $ 18,729

Cost of goods sold                                    (17,887)     (14,234)
                                                   ----------------------------

Gross profit                                            4,824        4,495

Selling, general and administrative expenses           (3,948)      (3,561)

Unusual item                                                -         (500)
                                                   ----------------------------

Operating income                                          876          434

Other income, net                                         959          712
                                                   ----------------------------

Income before income taxes                              1,835        1,146

Provision for income tax                                  (66)         (69)
                                                   ----------------------------

Net income                                           $  1,769     $  1,077
                                                   ============================

Net income per share                                 $   0.15     $   0.09
                                                   ============================

Weighted average number of shares outstanding          12,130       12,090
                                                   ============================

                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                 (Amounts expressed in United States dollars)

                                                                                             Three months ended
                                                                                                 June 30,
                                                                                        ----------------------------
                                                                                           2000            1999
                                                                                        ----------------------------
                                                                                        (unaudited)      (unaudited)

                                                                                                (in thousands)
Cash flows from operating activities:
   Net income                                                                           $    1,769        $   1,077
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                                             946              827
     (Increase) decrease in accounts receivable, net                                        (3,037)           1,051
     Increase in deposits, prepayments and other assets                                       (749)            (288)
     Increase in inventories                                                                (2,400)          (3,810)
     Increase in accounts payable                                                            3,599            2,688
     Increase in advance payments from customers                                                 1              200
     Increase in accrued expenses                                                              118                8
     Increase in income tax provision                                                           66               69
                                                                                        ----------        ---------
          Net cash provided by operating activities                                            313            1,822
                                                                                        ----------        ---------

Cash flows from investing activities:

     Decrease (increase) in investments in marketable securities                             7,780          (19,616)
     Purchase of property, plant and equipment                                                (776)            (582)
     Additions to construction-in-progress                                                    (497)            (343)
                                                                                        ----------        ---------
          Net cash provided by (used in) investing activities                                6,507          (20,541)
                                                                                        ----------        ---------

Cash flows from financing activities:

     Issuance of treasury shares for compensation expenses                                      60                -
     Increase in short-term borrowings                                                           -              261
     Repayment in short-term bank borrowings                                                    (2)               -
     Repayment of long-term bank loans                                                        (300)            (231)
     Dividend paid                                                                         (16,383)               -
                                                                                        ----------        ---------
          Net cash (used in) provided by financing activities                              (16,625)              30
                                                                                        ----------        ---------


Net decrease in cash and cash equivalents                                                   (9,805)         (18,689)
Cash and cash equivalents at beginning of year                                              53,647           56,514
                                                                                        ----------        ---------
Cash and cash equivalents at end of year                                                $   43,842        $  37,825
                                                                                        ==========        =========

                  GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED

      (Amounts expressed in United States dollars unless otherwise stated)


Note 1  --  GENERAL

The accompanying unaudited consolidated financial statements of Global-Tech Appliances Inc. ("Global-Tech") have been prepared as of June 30, 2000 and for the three-month period then ended. The interim financial statements should be read in conjunction with the annual financial statements as of March 31, 2000. These statements reflect all adjustments which are, in the opinion of management, necessary to fairly present Global-Tech's financial position as of June 30, 2000 and its results of operations and cash flows for the three months ended June 30, 2000. The results of operations for the three months ended June 30, 2000 should not be considered indicative of the results expected for the year ending March 31, 2001.

Global-Tech, formerly known as Wing Shing International Limited, is incorporated in the British Virgin Islands and is a holding company. Global-Tech and its subsidiaries are collectively referred to as the "Company." The Company is a designer and manufacturer of a wide range of small household appliances. The Company's manufacturing operations are located in Dongguan and Shenzhen, the People's Republic of China ("China"). The Company's products are sold to customers primarily in the United States and Europe.

On April 14, 1998, Global-Tech issued 4,200,000 shares of common stock, par value $0.01 per share, in connection with the initial public offering of its common stock (the "IPO"). On May 7, 1998, the Company issued an additional 630,000 shares of common stock, par value $0.01 per share, to the underwriters of the IPO pursuant to their exercise in full of the over-allotment option granted by the Company.

As of June 30, 2000, Global-Tech had repurchased an aggregate of 693,897 shares of common stock, par value $0.01 per share, held as treasury stock, in connection with stock repurchase plans authorized by its Board of Directors.

As of June 30, 2000, Global-Tech had issued an aggregate of 46,003 shares of common stock, par value $0.01 per share, in connection with stock grants under an employee stock purchase plan authorized by its Board of Directors.

Note 2 -- SUBSIDIARIES

Details of Global-Tech's principal subsidiaries as of June 30, 2000 were as follows:

                                                                                                                     Percentage
                                                                           Place of                                  of Equity
          Name of Subsidiary                                             Incorporation                             Interest Held
          ------------------                                             -------------                             --------------
          Pentalpha Enterprises Limited                                  Hong Kong                                     100.0%

          Pentalpha Hong Kong Limited                                    Hong Kong                                     100.0%

          Kwong Lee Shun Trading Company Limited                         Hong Kong                                     100.0%

          Dongguan Wing Shing Electrical Products
           Factory Company Limited                                       China                                         100.0%

          Wing Shing Products (BVI) Company Limited                      British Virgin Islands                        100.0%

          Wing Shing Overseas Limited                                    British Virgin Islands                        100.0%

          Global-Tech USA, Inc.                                          United States of America                      100.0%

Note 3 -- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these statements are identical to those applied in preparing the latest annual financial statements.

                          GLOBAL-TECH APPLIANCES INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                   FOR THE FIRST QUARTER ENDED JUNE 30, 2000


General

     Global-Tech Appliances Inc. (the "Company") is a designer and manufacturer of a wide range of small household appliances. The Company's products, all of which are manufactured in China, are sold under brand names such as Black & Decker(R), DeLonghi(R), Dirt Devil(R), Hamilton Beach(R), Krups(R), Morphy Richards(R), Moulinex(R), Mr. Coffee(R), Proctor-Silex(R), Remington(R), Sunbeam(R), Vidal Sassoon(R), and West Bend(R). The Company manufactures over 160 different models, primarily in six product categories: (i) kitchen appliances such as coffeemakers, breadmakers and food processors; (ii) personal, beauty and health care products such as hair dryers and hair setters; (iii) garment care products such as steam and dry irons; (iv) travel products and accessories such as travel irons and travel garment steam brushes; (v) floor care products such as upright vacuum cleaners and hand-held steam vacuum cleaners; and (vi) environmental care products such as humidifiers and air cleaners.

     The Company was founded in 1963 and for most of its history operated as a contract manufacturer of products developed by its customers. In recent years, however, the Company has emphasized original design manufacturing. As an original design manufacturer, or ODM, the Company designs and develops proprietary new products which it manufactures for its customers. The Company made this shift by forming a product design and development team consisting of engineers who focus on the development of new products. Net sales of the Company's ODM products represented 72.4% and 65.1% of the Company's net sales during the three months ended June 30, 1999 and June 30, 2000, respectively, with the remaining sales generated by its contract manufacturing activities. Sales of ODM products have decreased recently as a percentage of net sales.
This trend is expected to continue in the near term because of the anticipated increase in sales of new floor care products which are primarily contract manufactured products. The Company anticipates this increase in floor care product sales will result in an overall increase in net sales. The Company plans to continue to explore ways of expanding its business by diversifying into new product categories with higher profit margins.

     The Company is a holding company and has no business operations other than ownership of its subsidiaries. The wholly owned subsidiaries of the Company are Wing Shing Products (BVI) Company Limited and Wing Shing Overseas Limited, each a British Virgin Islands corporation; Pentalpha Enterprises Limited, Pentalpha Hong Kong Limited and Kwong Lee Shun Trading Company Limited, each a Hong Kong corporation; Dongguan Wing Shing Electrical Products Factory Limited, a corporation formed under the laws of the People's Republic of China; and Global-Tech USA, Inc., a Delaware corporation.

     Since most of the Company's purchases and sales are denominated in U.S. dollars, the Company's financial statements are presented in U.S. dollars, the functional currency of the Company. The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles. References to an interim period refer to the first three months of the Company's fiscal year ended on June 30; for example, 2001 interim period refers to the three month period ended June 30, 2000. References to a quarterly period refer to the Company's fiscal quarter ended on June 30; for example, 2000 quarterly period refers to the fiscal quarter ended June 30, 1999.

Results of Operations

     The following table sets forth certain statement of income data as a percentage of net sales for the periods indicated:

                                                      Three Months Ended June 30,
                                                 -------------------------------------
                                                       2000                 1999
                                                 ---------------     -----------------
Net sales                                             100.0%               100.0%

Cost of goods sold                                     78.8                 76.0
                                                 ---------------     -----------------
Gross profit                                           21.2                 24.0

Selling, general and administrative expenses           17.4                 19.0

Unusual item                                            0.0                  2.7
                                                 ---------------     -----------------
Operating income                                        3.8                  2.3

Other income (expense), net                             4.2                  3.8
                                                 ---------------     -----------------
Income before income taxes                              8.0                  6.1

Provision for income taxes                              0.3                  0.4
                                                 ---------------     -----------------
Net income                                              7.7%                 5.7%
                                                 ===============     =================

Three Months ended June 30, 2000 Compared with Three Months ended June 30, 1999

     Net sales. The Company's net sales consist of its gross invoiced sales less discounts and returns. Net sales for the 2001 interim period were $22.7 million as compared to $18.7 million in the 2000 interim period. The increase in net sales for the quarter reflects in large part the Company's successful efforts in introducing its floor care products to the market. The Company anticipates that the increase in net sales attributable to new sales of floor care products will continue in the short term. The Company considers manufacturing floor care products to be its first step in its strategy to diversify and transform a portion of its manufacturing from relatively simple, commodity-type personal care and other appliances to both more advanced, higher-valued products and new product categories. The Company plans to continue and expand the diversification program with the introduction of other new products later in fiscal 2001. The Company anticipates utilizing its recently expanded factory facilities for manufacturing new floor care products and other new products. The Company believes that products in these new categories will, because of their higher profit margins, help sustain and support further growth and offset anticipated weakness in personal care and commodity-type product sales.

     The Company has also concentrated on forming alliances with large, brand-name customers to supply its products which has resulted in new sales volume. For example, new sales of a line of vacuum cleaners to a leading U.S. brand name customer were approximately $3.2 million in the 2001 interim period.

     Net sales consist primarily of sales in the Company's six major product categories: kitchen appliances, personal, beauty and health care products, garment care products, travel products and accessories; floor care products; and environmental care products. Sales in each such product category for the 2001 interim period as compared to the 2000 interim period were as follows: sales of kitchen appliances increased to $11.8 million, or 52.4% of net sales, from $10.4 million, or 55.5% of net sales; sales of personal, beauty and health care products decreased to $1.2 million, or 5.2% of net sales, from

$2.3 million, or 12.3% of net sales; sales of garment care products increased to $4.4 million, or 19.6% of net sales, as compared to $3.7 million, or 19.9% of net sales; sales of travel products decreased to $991,000, or 4.4% of net sales, from $1.1 million, or 6.0% of net sales; sales of floor care products increased to $3.7 million, or 16.3% of net sales, from $600,000 or 3.2% of net sales; and sales of environmental care products decreased to $40,000, or 0.2% of net sales, from $204,000, or 1.1% of net sales.

     Gross profit. Gross profit consists of net sales less cost of goods sold, which includes the costs of raw materials, production materials, labor, transportation, depreciation and factory overhead. Gross profit in the 2001 interim period was $4.8 million, or 21.2% of net sales, as compared to $4.5 million, or 24.0% of net sales, in the 2000 interim period. Gross profit as a percentage of net sales decreased in the 2001 interim period primarily due to the significant start-up costs associated with the introduction of floor care products, lower selling prices on breadmakers and higher charges for consumables, transportation, depreciation, fuel oil and plastic resins.

     Selling, general and administrative expenses. The primary components of the Company's selling, general and administrative expenses ("SG&A") include product design and development, transportation of finished goods, salaries for the Company's marketing and administrative personnel, professional fees and utilities. SG&A in the 2001 interim period increased to $3.9 million, or 17.4% of net sales, from $3.5 million, or 19.0% of net sales, in the 2000 interim period. The increase in SG&A expenses is primarily due to increased legal and professional fees, traveling and recruitment expenses.

     The primary components of the Company's design and development expenses ("development expenses") include sample design, patent fees, testing charges, inspection fees and salaries for the Company's engineers and designers. Development expenses were $469,000 in the 2001 interim period compared to $482,000 in the same interim period of 2000.

     Unusual item. The Company incurred approximately $500,000 in legal and professional fees in the 2000 interim period for exploratory acquisition-related activities. Although the Company has ceased negotiations with respect to those particular transactions, it plans to continue to explore and pursue selected acquisitions of complementary businesses. There can be no assurance that any of these acquisitions will be consummated.

     Other income (expense), net. Interest expense consists of interest on the Company's short- and long-term bank credit facilities. Interest expense was $61,000 in the 2001 interim period as compared to $76,000 in the 2000 interim period. The lower interest expense is due to decreased borrowing requirements. Other income (expense), net includes tooling income, interest income and non-recurring income. Other income (expense), net was $959,000 in the 2001 interim period as compared to $712,000 in the 2000 interim period. The increase in other income (expense), net is primarily attributable to an increase in interest income in the 2001 interim period as the Company invested the net proceeds received from its initial public offering and cash generated from its operating activities.

     Income tax. The Company had taxable income in Hong Kong in the 2001 and 2000 interim periods. The financial statements include provisions for Hong Kong profits tax of approximately $66,000 and $69,000 in the 2001 and 2000 interim periods, respectively. The Company does not believe that its current method of operations would subject it to material U.S. taxes because it should not be considered to have significant income effectively connected with a trade or business in the U.S. No income tax was payable by the Company in China during this period because the Company's subsidiary in China had accumulated tax losses during these periods.

     Net income. Net income for the 2001 interim period was $1.8 million, or $0.15 per share, as compared to $1.1 million, or $0.09 per share, for the 2000 interim period. Taking into account the

$500,000 unusual item the Company incurred in the 2000 interim period and the increase of $247,000 in other income (expense), net during the 2001 interim period, net income actually decreased $55,000 over the 2001 interim period. This actual decrease was due primarily to significant one-time start-up costs associated with the introduction of floor care products and an increase in factory overhead and SG&A expenses, but was offset by the $4.0 million increase in net sales over the 2001 interim period due primarily to new sales of floor care products.

Liquidity and Capital Resources

     The Company's primary sources of financing have been cash from operating activities and borrowings under credit agreements with various banks. Net cash provided by operating activities during the 2001 interim period was approximately $313,000 as compared to approximately $1.8 million during the 2000 interim period.

     On April 7, 1998, the Securities and Exchange Commission declared effective the Company's Registration Statement on Form F-1, File No. 333-8462, for the registration of 4,830,000 ordinary shares of the Company, par value $0.01 per share, including the underwriter's overallotment option, in the Company's initial public offering. The net proceeds of the offering (including exercise of the overallotment option), after deducting expenses, were approximately $81.0 million.

     At June 30, 2000, accounts receivable were $10.2 million as compared to $7.0 million at June 30, 1999. Receivables at June 30, 2000 represented 40.8 days of sales as compared to 33.8 days of sales at June 30, 1999. The higher accounts receivable balance as at June 30, 2000 was attributable to the longer payment terms offered to a new customer.

     At June 30, 2000, inventories were $20.6 million compared to $23.9 million at June 30, 1999. The decrease in inventories is primarily attributable to the reduced inventory of finished goods.

     In October 1998, the Company made a loan to a start-up U.S. corporation in the original principal amount of $1.0 million, bearing interest at a fixed annual rate of 7.0% and payable in quarterly installments of approximately $81,000 commencing October 28, 2003, with any remaining balance due in full on October 28, 2008. As of June 30, 2000, accrued interest on the loan was approximately $123,000. As this company is in a development stage, there can be no assurance that the loan will be repaid on a timely basis, if at all.

    In October 1999, the Company made a loan to a director for the purchase of a residence. The loan is in the original principal amount of $460,000, bearing interest at a fixed annual rate of 6.02%, and is secured by a mortgage on the property. The loan is payable in six years with annual installments of approximately $77,000 of principal together with interest on the unpaid principal balance, commencing October 21, 2000; however, such payments shall be forgiven in arrears on each payment due date in consideration for the director's continued service to the Company.

     On May 30, 2000, the Company declared a one-time special dividend of $1.35 per share payable to stockholders of record as of June 5, 2000. Payment of the dividend totaling approximately $16,383,739 was made on June 16, 2000.

     On August 2, 2000, the Company announced that it made an investment in Lite Array, Inc. ("Lite Array"). Lite Array is a California-based company that has been engaged in the research and development of thin film electroluminescent
(TFEL) and organic light emitting diode (OLED or OEL) flat-panel, solid-state displays. In connection with the investment, the Company has also entered into an agreement with Lite Array to establish a manufacturing plant to produce OLED displays at its Dongguan,

China facility and to collaborate in developing and designing end-use applications and products utilizing these displays for the Company to manufacture and distribute.

     The Company's aggregate capital expenditures during the 2001 and 2000 interim periods were approximately $1.3 million and $925,000, respectively. The Company anticipates increasing expenditures for the acquisition of plant and machinery during the remainder of the current fiscal year. The Company's outstanding capital commitments of approximately $366,000 as of June 30, 2000 included commitments for the expansion of the Dongguan facility and the purchase of machinery and equipment. The Company has nearly completed the expansion of the physical space to 1,850,000 square feet. However, the Company does not expect to complete the entire infrastructure or purchase all the equipment initially anticipated until its order flow warrants the additional capacity.
The Company expects to incur an aggregate of approximately $387,000 in capital expenses for expansion of the Dongguan facility in fiscal 2001, of which approximately $83,000 was committed as of June 30, 2000. For the purchase of machinery and equipment, the Company anticipates spending approximately $2.0 million in fiscal 2001, of which approximately $283,000 was committed during the 2001 interim period.

     The Company finances its operations and capital expenditures primarily by cash flows from operations, proceeds from the Company's initial public offering and borrowings. As of June 30, 2000, the Company had bank credit facilities with an aggregate credit line of approximately $37.0 million of which it had outstanding $1.4 million in long-term debt (excluding the current portion) and $763,000 in short-term debt (including the current portion of long-term debt). The aggregate monthly payment on all such indebtedness was approximately $100,670 as of June 30, 2000.

     The Company's revolving credit facilities with Standard Chartered Bank, HongkongBank and Citibank, N.A. have an aggregate facilities limit of approximately $37.0 million as of June 30, 2000, bearing interest at floating commercial bank lending rates in Hong Kong, which ranged from 9.25% to 10.50% per annum as of June 30, 2000. The amounts payable each month on the revolving credit facilities varies depending upon the amounts drawn at the time and were approximately $670 at June 30, 2000. The Company's outstanding borrowings vary according to its seasonal working capital requirements. As of June 30, 2000, the amount utilized under its bank facilities was $5.8 million.

     The Company's long-term debt consists of eleven term loans with an aggregate outstanding amount of $2.2 million as of June 30, 2000 (including the current portion of long-term debt), provided by various banks to finance the purchase of machinery, equipment and motor vehicles. These loans bear interest at rates per annum currently ranging from 7.5% to 11.75% and mature on various dates through the year 2001. All of such loans are payable in monthly installments which were approximately $100,000 as of June 30, 2000.

     The Company anticipates that the net proceeds received from its initial public offering, together with cash generated from operating activities, should be adequate to satisfy its capital requirements for 18 to 24 months. The Company has over the past several months considered potential acquisitions of complementary businesses. Although the Company has not reached an agreement for any such acquisitions, it plans to continue to pursue selected acquisitions of complimentary businesses. In the event the Company should consummate such an acquisition, its capital requirements could increase.

     Inflation. During 1999 and the first three months of 2000, the rate of inflation in Hong Kong has ranged from approximately -6.1% to 9.0% per year (approximately -4.0% during 1999) and the average rate of inflation in China has ranged from approximately -2.1% to 17.0% per year (approximately -1.3% during 1999). As a general matter, the effect of this inflation on the Company is primarily limited to labor costs, which represent a small component of the Company's total expenses. As the Company purchases most of its raw materials outside China, inflation in China has not had a significant effect on its overall costs.

     Currency and Exchange Rates. The functional currency of the Company is the U.S. dollar. Nearly all of the Company's sales are denominated in U.S. dollars. The majority of the Company's expenses, including wages and other production and administrative costs are denominated in Hong Kong dollars and Chinese Renminbi. Certain raw materials and other expenses are purchased using a variety of currencies including the U.S. dollar, Chinese Renminbi, Japanese yen and German mark. The majority of raw materials are purchased using Hong Kong dollars. The Hong Kong dollar is pegged to the U.S. dollar. The Company has not been significantly affected by exchange rate fluctuations and therefore has not needed to hedge its positions.

Year 2000

     The year 2000 problem is the result of computer software and hardware being written in two-digit (rather than four-digit) formats to define the applicable year, which could cause miscalculations or system failures due to the recognition of a year defined as "00" as 1900 rather than 2000. The Company has identified the year 2000 ("Y2K") problem as one of its principal information technology objectives and has organized a committee to address any related issues. The committee has been evaluating and resolving the potential impact of the upcoming Y2K on its information technology and business processes.

     As of June 30, 2000, the Company has spent approximately $100,000 to address the Y2K problem. The Company's compliance programs and progress updates regarding Y2K compliance were disclosed in the Fiscal 2000 Annual Report. The modification and upgrading of the Company's equipment and software were completed as planned. As of the date hereof, the operations of the Company have not been affected by the Y2K problem and all of the Company's computer systems functioned properly without disruption. Though contingency plans are in place to deal with dates considered to be a risk for possible failures in systems, there can be no assurance that the Company's systems are free of unanticipated errors related to the Y2K problem or that the systems of the Company's suppliers, subcontractors, vendors, shippers and customers will be fully Y2K compliant.

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